Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction

Starlight Therapeutics Inc.	Delaware, USA

Lantern Pharma Australia Pty Ltd	Victoria, Australia

Lantern Pharma Limited	Northern Ireland